Morgan Stanley Dean Witter Spectrum Series
Monthly Report
October 1999

Dear Limited Partner:

The Net Asset Value per Unit for each of the four Morgan Stanley Dean Witter Spectrum Funds as of October 31, 1999 was as follows:

Funds                    N.A.V.                   % change for month
Spectrum Global Balanced $15.51                             -1.78%
Spectrum Select          $20.96                             -8.38%
Spectrum Strategic       $13.82                             -9.54%
Spectrum Technical       $14.10                           -10.00%

In Spectrum Global Balanced, a balanced portfolio of stocks, bonds and managed futures, losses were recorded during October primarily in the energy markets from long positions in crude and gas oil futures as oil prices which had trended significantly higher during the summer and early fall, reversed sharply lower. In the currency markets, the values of the Swiss franc and the European common currency, which had shown signs of strengthening higher, reversed lower relative to the U.S. dollar, resulting in losses for the Fund's long positions. In the fixed income component of the balanced portfolio, losses were incurred from short-term price volatility in U.S. interest rate futures as the future direction of U.S. interest rates remained in question. A portion of the Fund's overall losses was offset by gains from long S&P 500 Index futures positions and long German stock index futures positions and from generally short positions in corn futures.

In Spectrum Strategic, a Fund managed by multiple trading advisors who employ fundamental trading methodologies, losses were experienced during October primarily in the energy markets from long futures positions in crude oil and its refined products as oil prices reversed sharply lower early in the month, thus resulting in a portion of previous months profits being given back. The substantial downward move in oil prices was widely attributed to comments by President Clinton that the U.S. should look at selling off part of the oil now stored in the Strategic Petroleum Reserve and surveys indicating OPEC compliance with oil production reductions had slipped in September. In soft commodities, losses were recorded from long cocoa futures positions as cocoa prices fell to their lowest price since mid-June 1993. Smaller losses were recorded in this market complex, as well as in the agricultural markets, from weather related price volatility in coffee and soybean futures. In the currency markets, losses were recorded from long positions in the Swiss franc and the European common currency as the value of these currencies moved lower relative to the U.S. dollar. A portion of the Fund's overall losses was offset by gains at the end of the month from long S&P 500 Index futures positions and long German interest rate futures positions. Additional profits were recorded in the metals markets from long gold futures positions as gold prices moved higher during the first few days of the month on follow-through strength after September's month end enormous run-up in prices.

Spectrum Select and Spectrum Technical entered a period of difficulty during mid-October, as did most other technically managed futures funds.
In large measure, this reflects how these Funds' managers trade the futures and currency markets. Specifically, the managers of these two funds are long-term trend followers, which is a way of participating in the futures and currency markets that has tended to produce successful results over long periods of time. However, this philosophy of money management is subject to and will be hurt by sudden trend reversals and short-term volatility, or "whipsawing." While unpleasant, these types of market behavior occur periodically and usually have a negative impact on managed futures funds, not only at Morgan Stanley Dean Witter, but also throughout the industry.

An analogous weakness exists when it comes to investing in the equity markets. Most equity managers and investors participate in the markets by purchasing an investment and holding it because that has historically generated the most success. However, such an approach is also subject to and will be hurt by broad based declines in the stock market. And, as in managed futures, while these periods of decline are unpleasant, they are also unavoidable and part of holding an asset class for a long period of time.

From late summer through mid-October, a vast number of futures and currency markets were trending in a way that generally reflected weakness in equities and fixed income investments with an anticipation of continued price erosion. (For example, from September 1 through October 15 the S&P 500 Index declined by 5.5%.) Consequently, the Funds' managers were positioned accordingly: short stock indices, short interest rate futures, long energy, base metals and gold and short the U.S. dollar relative to other major currencies. Had these trends continued it is likely the Funds' would have produced positive results. However, given the reversal and whipsaw conditions that developed in mid-October, the Funds' encountered difficulty.

Sudden reversals in previously existing uptrends occurred in the base metals, energy and foreign currency markets. In these markets, due to their established upward moves in late summer and early fall, the Funds' had established long positions and benefited from them. However, as markets such as copper, crude oil, natural gas, the Swiss franc, the euro and many others reversed sharply downward, it had a negative impact on these long positions.

The global stock markets also proved difficult during this period. Given the widespread contraction of a number of major stock markets, some downward trends became established in the late summer/early fall that caused the Funds' managers to establish short positions. As these markets continued in a downward direction, these positions were largely profitable. Given the upward snapback exhibited in many of these, especially the U.S., where the S&P 500 Index rose 9.3% in the last two weeks of October, these previously existing short positions were negatively affected.

Additionally, reversals in global interest rate futures also contributed to this difficult period. As interest rates were generally rising, downward price trends became rather firmly established in many of these markets. Accordingly, the Funds' managers executed short positions to participate in these trends and generated profits by doing so. However, as interest rates fell dramatically in the last few days of October (the yield on the U.S. long bond fell approximately 0.28%), this caused a sharp and sudden upward reversal in prices and resulted in losses for these short positions.

Finally, a number of markets, such as gold, silver and coffee, exhibited spike like moves. Each of these three rose so dramatically previously it caused the Funds' managers to establish long positions. After entering this market, prices went through a very quick snapback to levels at or under where the long positions were established. This whipsaw nature created short-term losses in these markets.

In summary, since both Spectrum Select and Spectrum Technical are designed to make money from long-term price trends, they are also subject to periods of difficulty when market action creates sudden reversals or short-term volatility in the markets. It is these conditions that predominated during the latter half of October. It is worth recalling however, that like most asset classes, managed futures have historically produced positive results following a period of difficulty. (Of course, past performance is no guarantee of future results.) In light of this and the long term positive performance and non-correlation managed futures has with traditional investments, we urge you to stay the course.

Should you have any questions concerning this report, please feel free to contact Demeter Management Corporation at Two World Trade Center, 62nd Floor New York , NY 10048, or your Morgan Stanley Dean Witter Financial Advisor.

I hereby affirm, that to the best of my knowledge and belief, the information contained in this report is accurate and complete. Past performance is not a guarantee of future results.

Sincerely,


Robert E. Murray
President
Demeter Management Corporation
General Partner

Historical Fund Performance

Presented below is the percentage change in Net Asset Value per Unit from the start of each calendar each the Fund has traded.  Also provided is the inception-to-date return and the annualized return since inception for each
Fund.  PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS.
Funds                         Year                Return
Spectrum Global Balanced
                         1994 (2 months)                -1.7%
                         1995                22.8%
                         1996                 -3.6%
                         1997                18.2%
                         1998 16.4%
                         1999 (10 months)               -3.1%
                    Inception-to-Date Return:          55.1%
                    Annualized Return:                            9.2%

___________________________________________________________________________
__________

Spectrum Select

                         1991 (5 months)                31.2%
                         1992 -14.4%
                         1993  41.6%
                         1994   -5.1%
                         1995  23.6%
                         1996    5.3%
                         1997    6.2%
                         1998                       14.2%
                         1999 (10 months)                              -
11.9%
                    Inception-to-Date Return:               109.6%
                    Annualized Return                 9.4%
___________________________________________________________________________
__________
Spectrum Strategic

                         1994 (2 months)                 0.1%
                         1995                10.5%
                         1996                 -3.5%
                         1997                  0.4%
                         1998                       7.8%
                         1999 (10 months)               19.7%
                    Inception-to-Date Return:                 38.2%
                    Annualized Return:               6.7%
___________________________________________________________________________
__________
Spectrum Technical
                         1994 (2 months)                -2.2%
                         1995                17.6%
                         1996                18.3%
                         1997                  7.5%
                         1998                      10.2%
                         1999 (10 months)                             -
12.5%
                    Inception-to-Date Return:                41.0%
                    Annualized Return:               7.1%

Morgan Stanley Dean Witter Spectrum Series
Statements of Operations
For the Month Ended October 31, 1999
(Unaudited)
                                   Morgan Stanley Dean Witter
Morgan Stanley Dean Witter
                                                            Spectrum Global
Balanced                   Spectrum Select
                                        Percent of
Percent of
                                        October 1, 1999
October 1, 1999
                                        Beginning                     Beginning
                                 Amount Net Asset Value          Amount
Net Asset Value
                                     $        %                $            %
REVENUES
Trading Profit (Loss):
  Realized                      (997,070)            (1.79)         (4,727,072)
(2.13)
  Net change in unrealized        44,014              0.08         (12,709,270)
(5.72)
  Total Trading Results         (953,056)            (1.71)        (17,436,342)
(7.85)
Interest Income (DWR)            230,900              0.41             718,615
0.32
  Total Revenues                (722,156)            (1.30)        (16,717,727)
(7.53)

EXPENSES
Brokerage fees (DWR)             213,375              0.38           1,341,963
0.60
Management fees                             57,983         0.10
555,295                           0.25
  Total Expenses                 271,358              0.48           1,897,258
0.85
NET (LOSS)                      (993,514)            (1.78)        (18,614,985)
(8.38)

Morgan Stanley Dean Witter Spectrum Series
Statements of Changes in Net Asset Value
For the Month Ended October 31, 1999
(Unaudited)
                           Morgan Stanley Dean Witter                   Morgan
Stanley Dean Witter
                           Spectrum Global Balanced                  Spectrum
Select              .
                       Units          Amount    Per Unit         Units
Amount      Per Unit
                                         $          $                     $
$
Net Asset Value,
 October 1, 1999       3,525,756.652  55,663,825    15.79     9,706,887.511
222,117,910   22.88
Net Loss                      -         (993,514)   (0.28)           -
(18,614,985)  (1.92)
Redemptions              (19,633.254)   (304,512)   15.51       (53,213.690)
(1,115,359)  20.96
Subscriptions             45,527.413     706,130    15.51        92,307.669
1,934,768   20.96
Net Asset Value,
  October 31, 1999     3,551,650.811  55,071,929   15.51      9,745,981.490
204,322,334   20.96

The accompanying notes are an integral part of these financial statements.

Morgan Stanley Dean Witter Spectrum Series
Statements of Operations
For the Month Ended October 31, 1999
(Unaudited)
                                    Morgan Stanley Dean Witter      Morgan
Stanley Dean Witter
                                                             Spectrum Strategic
Spectrum Technical                  .
                                        Percent of
Percent of
                                        October 1, 1999
October 1, 1999
                                 Amount Net Asset Value          Amount
Net Asset Value
                                   $          %                $            %
REVENUES
Trading Profit (Loss):
  Realized                      4,158,298              4.11        (23,970,511)
(8.58)
  Net change in unrealized    (13,206,132)           (13.05)
(2,248,604)                      (0.80)
  Total Trading Results        (9,047,834)            (8.94)
(26,219,115)                     (9.38)
Interest Income (DWR)             331,197              0.33
908,599                           0.33
  Total Revenues               (8,716,637)            (8.61)
(25,310,516)                     (9.05)

EXPENSES
Brokerage fees (DWR)              611,514              0.61          1,687,934
0.61
Management fees                   327,417              0.32            931,274
0.34
  Total Expenses                  938,931              0.93          2,619,208
0.95
NET LOSS                       (9,655,568)            (9.54)
(27,929,724)                    (10.00)

Morgan Stanley Dean Witter Spectrum Series
Statements of Changes in Net Asset Value
For the Month Ended October 31, 1999
(Unaudited)
                           Morgan Stanley Dean Witter                  Morgan
Stanley Dean Witter
                           Spectrum Strategic                        Spectrum
Technical           .
                          Units        Amount    Per Unit        Units
Amount   Per Unit
                                         $          $                       $
$
Net Asset Value,
 October 1, 1999       6,623,247.912 101,216,109    15.28    17,835,286.630
279,382,330                    15.66
Net Loss                      -       (9,655,568)   (1.46)              -
(27,929,724)                   (1.56)
Redemptions              (32,270.942)   (445,984)   13.82      (162,333.160)
(2,288,898)                    14.10
Subscriptions             93,518.182   1,292,421    13.82       358,631.373
5,056,702                      14.10
Net Asset Value,
  October 31, 1999     6,684,495.152  92,406,978   13.82     18,031,584.843
254,220,410                    14.10

The accompanying notes are an integral part of these financial statements.

Morgan Stanley Dean Witter Spectrum Series
Notes to Financial Statements
(Unaudited)

1.  Summary of Significant Accounting Policies

Organization - Morgan Stanley Dean Witter Spectrum Global Balanced L.P. ("Spectrum Global Balanced"), Morgan Stanley Dean Witter Spectrum Select L.P. ("Spectrum Select"), Morgan Stanley Dean Witter Spectrum Strategic L.P. ("Spectrum Strategic") and Morgan Stanley Dean Witter Spectrum Technical L.P. ("Spectrum Technical") (individually, a "Partnership", or collectively, the "Partnerships") are limited partnerships organized to engage primarily in the speculative trading of futures and forward contracts, options on futures contracts and on physical commodities, and other commodities interests, including, but not limited to, foreign currencies, financial instruments, precious and industrial metals, energy products, and agriculturals (collectively, "futures interests"). The general partner for each Partnership is Demeter Management Corporation ("Demeter"). The non-clearing commodity broker is Dean Witter Reynolds, Inc. ("DWR") and an unaffiliated clearing commodity broker, Carr Futures Inc. ("Carr"), provides clearing and execution services. Both Demeter and DWR are wholly-owned subsidiaries of Morgan Stanley Dean Witter & Co.

Demeter is required to maintain a 1% minimum interest in the equity of each Partnership and income (losses) are shared by the General and Limited Partners based upon their proportional ownership interests.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition - Futures interests are open commitments until settlement date. They are valued at market and the resulting unrealized gains and losses are reflected in income. Monthly, DWR pays each Partnership interest income based upon 80% of its average daily "Net Assets" (as defined in the limited partnership agreements), for the month in the case of Spectrum Select, Spectrum Strategic and Spectrum Technical and 100% in the case of Spectrum Global Balanced. The interest rate is equal to a prevailing rate on U.S. Treasury bills. For purposes of such interest payments, Net Assets do not include monies due to the Partnership on futures interests, but not actually received.

Net Income (Loss) per Unit - Net income (loss) per Unit is computed using the weighted average number of Units outstanding during the period.

Brokerage and Related Transaction Fees and Costs - Brokerage fees for Spectrum Global Balanced are accrued at a flat monthly rate of 1/12 of 4.60% (a 4.60% annual rate) of the Net Assets as of the first day of each month.

Morgan Stanley Dean Witter Spectrum Series
Notes to Financial Statements
(Continued)



Brokerage fees for Spectrum Select, Spectrum Strategic and
Spectrum Technical are accrued at a flat monthly rate of 1/12 of 7.25% (a 7.25% annual rate) of the Net Assets as of the first day of each month.

Such fee covers all brokerage commissions, transaction fees and costs and ordinary administrative and continuing offering expenses.

Operating Expenses - The Partnerships incur monthly management fees and may incur incentive fees. All common administrative and continuing offering expenses including legal, auditing, accounting, filing fees and other related expenses are borne by DWR through the brokerage fees paid by each Partnership.

Income Taxes - No provision for income taxes has been made in the accompanying financial statements, as partners are individually responsible for reporting income or loss based upon their respective share of each Partnership's revenues and expenses for income tax purposes.

Distributions - Distributions, other than on redemptions of Units, are made on a pro-rata basis at the sole discretion of Demeter. No distributions have been made to date.

Continuing Offering - Units of each Partnership are offered at a price equal to 100% of the Net Asset Value per Unit as of the close of business on the last day of the month. No selling commissions or charges related to the continuing offering of Units are borne by the Limited Partners or the Partnership.
DWR will pays all such costs.

Redemptions - Limited Partners may redeem some or all of their Units at 100% of the Net Asset Value Per Unit as of the end of the last day that is six months after the closing at which a person becomes a Limited Partner, upon five business days advance notice by redemption form to Demeter. Thereafter, Units redeemed on or prior to the last day of the twelfth month after such Units were purchased are subject to a redemption charge equal to 2% of the Net Asset Value of a Unit on the date of such redemption. Units redeemed after the last day of the twelfth month and on or prior to the last day of the twenty-fourth month after which such Units were purchased are subject to a redemption charge equal to 1% of the Net Asset Value of a Unit on the date of such redemption. Units redeemed after the last day of the twenty-fourth month after which such Units were purchased are not subject to a redemption charge. The foregoing redemptions charges are paid to DWR. Redemptions must be made in whole Units, in a minimum amount of 50 Units, unless a Limited Partner is redeeming his entire interest in a Partnership.

Morgan Stanley Dean Witter Spectrum Series
Notes to Financial Statements
(Continued)





Exchanges - On the last day of the first month which occurs more than six months after a person first becomes a Limited Partner in any of the Partnerships and at the end of each month thereafter, Limited Partners may exchange their investment among the Partnerships (subject to certain restrictions outlined in the Limited Partnership Agreements) without paying additional charges.

Dissolution of the Partnership - Spectrum Global Balanced, Spectrum Strategic and Spectrum Technical will terminate on December 31, 2035 and Spectrum Select will terminate on December 31, 2025 regardless of financial condition at such time, or at an earlier date under certain conditions as defined in each Partnership's Limited Partnership Agreement.

2.  Related Party Transactions

Each Partnership pays brokerage fees to DWR as described in
Note 1. Each Partnership's cash is on deposit with DWR and Carr in futures interests trading accounts to meet margin requirements as needed. DWR pays interest on these funds as described in Note 1.

3.  Trading Advisors

Demeter, on behalf of each Partnership, retains certain commodity trading advisors to make all trading decisions for the Partnerships. The trading advisors for each Partnership are as follows:

Morgan Stanley Dean Witter Spectrum Global Balanced L.P.
  RXR, Inc.

Morgan Stanley Dean Witter Spectrum Select L.P.
  EMC Capital Management, Inc.
  Rabar Market Research, Inc.
  Sunrise Capital Management, Inc.

Morgan Stanley Dean Witter Spectrum Strategic L.P.
  Allied Irish Capital Management, Ltd. ("AICM")
  Blenheim Investments, Inc. ("Blenheim")
  Willowbridge Associates Inc. ("Willowbridge")

Demeter adjusted the allocation of Net Assets among the trading advisors within Spectrum Strategic effective June 30, 1999. Net proceeds received by Spectrum Strategic at each monthly closing are now allocated 75% to AICM, 0% to Blenheim, and 25% to Willowbridge Additionally, 100% of redemptions are allocated to Blenheim.

Morgan Stanley Dean Witter Spectrum Series
Notes to Financial Statements
(Continued)

Morgan Stanley Dean Witter Spectrum Technical L.P.
  Campbell & Company, Inc.) ("Campbell")
  Chesapeake Capital Corporation ("Chesapeake")
  John W. Henry & Company, Inc. ("JWH")

Compensation to the trading advisors by the Partnerships consists of manage-ment fees and incentive fees as follows:

Management Fee - The management fee for Spectrum Global
Balanced is accrued at a rate of 5/48 of 1% of the Net Assets on the first day of each month (a 1.25% annual rate).

The management fee for Spectrum Select is accrued at a rate of 1/4 of 1% per month of the Net Assets allocated to each trading advisor on the first day of each month (a 3% annual rate).

The management fee for Spectrum Strategic is accrued at a rate of 1/12 of 4% of the Net Assets allocated to each of Blenheim and Willowbridge on the first day of each month, and 1/12 of 3% of the Net Assets allocated to AICM on the first day of each month (annual rates of 4% and 3%, respectively).

The management fee for Spectrum Technical is accrued at a rate of 1/3 of 1% per month of the Net Assets allocated to each trading advisor on the first day of each month (a 4% annual rate).

Incentive Fee - Spectrum Global Balanced, Spectrum Select and Spectrum Strategic pay a monthly incentive fee equal to 15% of the "Trading Profits" as defined in their Limited Partnership Agreements, experienced with respect to each trading advisor's allocated Net Assets as of the end of each calendar month.

Spectrum Technical pays a monthly incentive fee equal to 15% of the Trading Profits experienced with respect to the Net Assets allocated to Campbell and JWH and 19% of the Trading Profits experienced with respect to the Net Assets allocated to Chesapeake as of the end of each calendar month.

For all Partnerships when Trading Losses are incurred, no incentive fees are paid in subsequent months until the individual trading advisor recover their losses. Cumulative trading losses are adjusted on a pro-rata basis for the net amount of each months subscriptions and redemptions.

4.   Legal Matters

The following supplements the Legal Matters note to the financial statements previously disclosed in the Partnership's
Annual Report for the year ended December 31, 1998:

In the New York action, the motion to dismiss the amended complaint with prejudice has been fully briefed and argued and the Dean Witter Parties are awaiting the New York Supreme
Court's decision.

Morgan Stanley Dean Witter Spectrum Series
Notes to Financial Statements
(Concluded)






In the California action, on September 24, 1999, the Superior
Court in the State of California entered an order dismissing the consolidated amended complaint without prejudice on consent.